EXHIBIT 99.1

FIRST AMENDING AGREEMENT TO ARRANGEMENT AGREEMENT

THIS FIRST AMENDING AGREEMENT made as of the 25th day of August, 2014.

BETWEEN:

AVINO SILVER & GOLD MINES LTD., a company incorporated under the laws of the Province of British Columbia

(“Avino”)

AND:

BRALORNE GOLD MINES LTD., a company incorporated under the laws of the Province of British Columbia

(“Bralorne”)

WHEREAS the parties have entered into an arrangement agreement dated July 31, 2014 (the “Arrangement Agreement”) for a corporate arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), including a plan of arrangement (the “Plan of Arrangement”), as more particularly set out in Schedule A thereto;

AND WHEREAS since the date of execution of the Arrangement Agreement, the parties have had further discussions concerning the structure of the Arrangement;

AND WHEREAS the parties hereto now wish to make certain amendments to their agreements with regard to the Arrangement and the Plan of Arrangement;

NOW THEREFORE THIS FIRST AMENDING AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.1 The Arrangement Amendments

The Arrangement Agreement and Plan of Arrangement are hereby amended as follows:

(a) The definition of “Arrangement Agreement” in section 1.1(a) of the Plan of Arrangement is hereby amended to include the words “, as amended August 25, 2014” to read as follows:

“Arrangement Agreement” means the arrangement agreement dated as of July 31, 2014, as amended August 25, 2014 to which this Plan of Arrangement is attached as Schedule A” and

(b) The definition of “Bralorne Shares” in section 1.1(j) of the Plan of Arrangement is hereby amended to delete the words “excluding the common shares of Bralorne held by Avino” to read as follows:

“Bralorne Shares” means the issued and outstanding common shares in the capital of Bralorne on the Effective Date;” and

(c) Subsection 3.2(c)(ii) of the Plan of Arrangement which states “all of the Bralorne Shares held by Avino will be cancelled without any repayment of capital in respect of those shares” is deleted and Subsections 3.2(c)(iii) and 3.2(c)(iv) are renumbered as Subsections 3.2(c)(ii) and 3.2(c)(iii), respectively, such that Subsection 3.2(c) reads as follows:

(c) without limiting the generality of Subsection 3.2(a) above, (i) the separate legal existence of Bralorne will continue; (ii) Bralorne will become the wholly-owned subsidiary of Avino; and (iii) the property and liabilities of Bralorne will remain the property and liabilities of Bralorne;

2.1 Ratification

Except as expressly amended hereby, all other terms and conditions of the Arrangement Agreement and the Plan of Arrangement remain unaltered, and the Arrangement Agreement and Plan of Arrangement are ratified, confirmed and approved.

3.1 Governing Law

This First Amending Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

4.1 Counterparts

This First Amending Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as one of the date first written.

AVINO SILVER & GOLD MINES LTD.

By:	/s/ Malcolm Davidson
Malcolm Davidson, CFO

BRALORNE GOLD MINES LTD.

By:	/s/ Dr. Matt Ball
Dr. Matt Ball, President & COO